Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: November 18, 2025

The following transcript of the conference call with investors on November 18, 2025 is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Axalta & AkzoNobel

Conference Call

November 18, 2025

Presenters

Rakesh Sachdev, Chair of the Axalta Board of Directors

Greg Poux-Guillaume, AkzoNobel CEO

Chris Villavarayan, Axalta CEO

Maarten de Vries, AkzoNobel CFO

Carl Anderson, Axalta CFO

Q&A Participants

Laurent Favre – BNP Paribas

Harris Fein – Wolfe Research

James Hooper – Bernstein

Matthew Deyoe – Bank of America

Chetan Udeshi – JP Morgan

Ghansham Panjabi – Baird

Georgina Fraser – Goldman Sachs

Ryan – KeyBanc Capital Markets

John Roberts – Mizuho

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Axalta and AkzoNobel conference call. At this time, all participants will be in listen-only mode. The call will be open for analyst questions following the presentation. If you would like to ask a question at the time, you may press star, one, from your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star, two, if you would like to withdraw your question from the queue. For participants that are using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

As a reminder, this call is being recorded and a press release and slide presentation regarding today’s news are available on the investor relations section of each company’s website. I would also like to remind everyone that all statements made during the call that relate to future results and events, including the proposed merger, are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slide in the presentation, as well as the additional information contained in the regulatory filings for both companies.

I’ll now turn the call over to Rakesh Sachdev, Chair of the Axalta Board of Directors.

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Rakesh Sachdev

Thank you. Welcome, everybody, and thanks for joining us. I’m Rakesh Sachdev, Chair of Axalta, and I’m delighted to open today’s call also on behalf of Ben Noteboom, Chair of the Supervisory Board of AkzoNobel, and to welcome you to this analyst and investor presentation on the proposed merger of equals between AkzoNobel and Axalta. This strategic combination will create a global coatings leader with $17 billion in revenue and an enterprise value of $25 billion. Together, we will drive significant value for our stakeholders, including shareholders, customers, employees and the communities where we operate.

On today’s call Greg Poux-Guillaume, AkzoNobel CEO, and Chris Villavarayan, Axalta CEO, will walk through the transaction details and why we are all very confident in the value creation potential of this combination. The history of each of our companies dates back well over a century. Greg brings deep global leadership experience in industrials and has a strong track record of operational excellence. Chris is widely recognized for driving performance, innovation and customer-focused growth. Together, they will lead a world-class team as we bring these two great businesses together.

With that, I’ll turn over to Greg on slide five to kick us off with a deeper dive into the rationale for this transaction. Greg?

Greg Poux-Guillaume

Thank you, Rakesh, and good morning, good afternoon to everyone. Today truly marks an important step forward for both AkzoNobel and Axalta, a moment when two outstanding organizations come together to shape the future of our industry. By joining forces, we’re creating a global coatings leader with $17 billion in revenue and enterprise value of about $25 billion, a market leader with a scale of capabilities and the ambition to set new benchmarks in the paints and coatings industry.

This is a compelling combination. It delivers immediate benefits while opening the door to meaningful upside in the years ahead. We see clear, actionable opportunities for cost and operational synergies of $600 million, opportunities that we have specifically identified and therefore are within our control. But this merger is about far more than synergies. It’s rooted in deep and clear industrial logic. Together, we’re creating a premier global coatings company with the portfolios, the technologies and the talent to lead our industry.

AkzoNobel and Axalta bring highly complementary strengths, leadership positions across key end markets, world-class innovation platforms and a shared commitment to serving customers with excellence. This combination brings those strengths together in a way that is simply stronger than either of our companies could achieve alone. With greater scale, broader commercial reach and enhanced capabilities, we will be better positioned to serve our customers, deliver superior value to our shareholders, and invest in innovation and growth.

Both companies have grown to become global leaders. AkzoNobel in powder and aerospace and deco and marine protective, Axalta in refinish and mobility by consistently investing in technology and long-standing customer relationships. Together, we will build on that heritage. Our focus will be on driving innovation that delivers tangible benefits to customers.

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This merger brings together two high-performing organizations with strong financial foundations. The combined company will have robust cash flow generation, providing the flexibility to invest in innovation and growth while supporting disciplined capital allocation and a clear commitment to maintaining an investment-grade rating. Over the next few slides, Chris and I will show why this combination is such a powerful opportunity, and how it positions us to lead the next chapter of value creation in the global paint and coatings industry.

Let’s now turn to slide six, where we will walk you through the elements of the transaction structure. This is an all stock merger of equals at no premium, with a special cash dividend to be paid to AkzoNobel shareholders equal to 2.5 billion euros, minus any regular, annual or interim dividends paid to AkzoNobel shareholders in 2026. So contrary to what some of the more mathematically challenged members of the investment community wrote this morning, who disregard the 2.5 billion euros of special dividend, if you count for the special dividend to Akzo shareholders, you can see that this is a no premium merger equals.

Under the terms of the agreements, Axalta shareholders will receive AkzoNobel shares, so that AkzoNobel shareholders will own 55% of the combined company, and Axalta shareholders will own 45% of the company. The combined group’s strong cash flow generation, together with the realization of identified synergies, will support our clear strategic capital allocation priorities. We will remain firmly committed to strong shareholder returns, including dividends, while maintaining an investment-grade credit rating with a target leverage ratio between two and two and a half times net debt to EBITDA.

This transaction has received unanimous support from both our boards. Subject to shareholder approvals and customary regulatory clearances, we expect the transaction to close in late 2026 to early 2027. Following completion, the combined company will be solely listed on the New York Stock Exchange and domiciled in the Netherlands, with dual headquarters in Amsterdam and Philadelphia.

Turning to slide seven. For more than a century and a half, both AkzoNobel and Axalta have shown resilience in successfully weathering industry shifts and led technological innovation to build well-established portfolios and brands. This merger brings together the very best of our two cultures, talented people, technical expertise and a shared passion for serving customers at the highest level. Both organizations have long recognized that sustainability and innovation are the engines and long-term value creation. Across our combined 90 R&D centers, we are united in our drive to develop solutions that help customers improve performance, productivity and environmental footprints.

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Together, we will serve an exceptionally broad set of end markets, from powder industrials, aerospace and deco to refinish in automotive with leading physicians in our core segments. By combining our technologies, our talent and our customer relationships, we will be able to offer more depth and innovation than ever before. This is about creating a partner of choice with unmatched technical service and global reach.

Turning now to slide eight. You can see clearly how the combination of AkzoNobel and Axalta reshapes the competitive landscape. The combination of AkzoNobel and Axalta immediately positions us as the number two global coatings company with roughly $17 billion of revenue. Our scale, combined with a well-balanced mix of coatings, gives us one of the most diversified portfolios in the industry. Compared to peers, the strength of our combined platform is clear, we gain the reach and the breadth, both technologically and commercially, to lead and delivering value for our customers across our core markets. This is not just about size, it’s about creating a stronger, more competitive company with the capabilities to drive sustained growth and value creation.

I’ll now hand over to Chris to walk you through the details behind our combined strength. Chris.

Chris Villavarayan

Thank you, Greg. Bringing AkzoNobel and Axalta together is about unlocking value creation, accelerating sustainable growth and creating a stronger, more diversified leader in coating solutions, as Greg described. On slide nine, you will see how our best in class brands complement each other. Together, we will have first-rate franchises across seven end markets, creating a balanced portfolio.

Our combined global customers will gain access to an unmatched portfolio of coating solutions. From the homes and cities where we live and work to the vehicles that transport us and our goods across land, sea and air, our technologies will continue to meet the evolving needs of our customers worldwide. Our portfolio will be more diversified, both in geography and by application, and be differentiated by the breadth of solutions across approximately 100 well-known brands.

Turning to slide 10, this combination meaningfully expands our geographic scale and strengthens our commercial reach. Together, we’ll have a global footprint spanning approximately 173 manufacturing sites and 91 R&D facilities worldwide. This enhanced footprint unlocks meaningful value and enables us to accelerate innovation, optimize our cost structure and expand into attractive markets. Individually, we were strong together. We’re even stronger, equipped with the resources and capabilities to shape the future of our industry. By increasing our local presence in key geographies, we expect both AkzoNobel and Axalta’s customers will benefit from the greater value we can deliver as one team through deeper channel access, broader product support and customer relationships.

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Slide 11 captures one of the most powerful aspects of this merger, the depth of history, expertise and innovation that both companies bring. Each of our organizations have been industry leaders for more than a century, and we’re united by a shared commitment to R&D and strong pipeline of solutions. Together, we will invest approximately $400 million in combined annual R&D spend, supported by 91 global R&D centers for local customer needs, approximately 4,200 research fellows, scientists and engineers, and approximately 3,200 granted and pending patent applications.

This scale and increased talent pool gives us the ability to accelerate innovation and deliver advanced, differentiated products across all end markets. Importantly, sustainability driven innovation remains core to everything we do, ensuring our technologies meet customer needs today while shaping a more sustainable future. We’re not just merging two companies; we’re merging two innovation engines with a proven track record of shaping the industry.

Turning to slide 12, this transaction presents a compelling opportunity to deliver meaningful incremental value to our shareholders that we could not deliver alone. By combining AkzoNobel and Axalta, we expect to unlock substantial synergy potential, further strengthening our financial profile. We anticipate that the combination will generate run rate synergies of approximately $600 million, 90% of which is expected to be achieved within the first three years following the close of the transaction.

The targeted synergies primarily stem from SG&A savings, as well as streamlined procurement functions, footprint optimization and improved supply chain management. Importantly, we believe these synergies will translate into tangible benefits such as higher margins, stronger cash flow and significant flexibility to support strategic and capital allocation priorities. Both organizations have a strong track record of focused execution, giving us confidence in our ability to deliver. For stakeholders, this means a more resilient, diversified business with enhanced profitability and long-term growth potential. Simply put, we believe this combination positions us to create long term value, and we will have a clear line of sight on how to make this happen.

As you can see from slide 13, we expect to have a highly attractive financial profile, with strong adjusted EBITDA margins approaching 20% and substantial cash flow. With revenues of approximately $17 billion, adjusted EBITDA of $3.3 billion, and pro forma adjusted free cash flow of $1.5 billion, we will be among the top in our industry in terms of profitability and cash conversion.

Putting it all together on slide 14, this combination is a unique opportunity to combine two iconic companies that we are confident will deliver superior value creation over the long term. This combined company’s strong cash flow generation potential is expected to enable consistent capital returns through a regular dividend and the capacity to reinvest in innovation and growth. Our net leverage is expected to be in the range of two to two and a half, and the combined company is expected to be investment-grade credit rating. For shareholders, this means a strong. Stronger, more diversified business with enhanced profitability and the financial flexibility to invest in long term value creation.

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Before I move ahead, I want to take this moment to reflect on this monumental announcement. Over the past few years, Axalta has successfully transformed its culture, enhancing engagement, driving innovation and delivering operational efficiency across the organization. Our focused execution has been outstanding, and I’m immensely proud of the bold progress we’ve made. Looking forward, I’m excited to continue this journey alongside Greg and AkzoNobel.

As outlined on slide 15, our stronger pro forma financial profile will underpin our ability to drive growth and create long-term value. This merger is more about the combination of two companies. It’s about creating a stronger, more resilient coding leader that delivers for our shareholders, customers and employees alike. We have outlined the financial strength and the innovation potential and the global reach that will define our future. I’m confident in our ability to execute and deliver the exceptional value ahead.

With that, I’ll turn it back to Greg.

Greg Poux-Guillaume

Thanks, Chris. Let’s turn to slide 16 to discuss governance and leadership. We’ve designed a structure that is both balanced and combines the vast experience needed to manage the combined company. The current chair of Axalta, Rakesh Sachdev, will chair the board with current chairman of EXO Nobel supervisory board, Ben Noteboom, serving as Vice Chair. I’ll serve as CEO, with Chris as Deputy CEO, a leadership model that reflects the collaboration at the heart of this merger of equals.

The board will also include independent directors to ensure a strong oversight and an external perspective. Our approach is to our approach to leadership is straightforward, ensure continuity where it matters most, make decisions anchored firmly in the long-term interest of the combined company, and hold ourselves accountable for delivering on the commitments we’re making today. Both organizations bring deep experience in leading large integrations and transformations. We know this will require focus on discipline and we’re fully prepared to address challenges head on and execute with precision.

Finally, on slide 17, let me touch on what this merger means for our stakeholders. For our employees, this creates new opportunities across a larger, more diverse organization. In every major integration I’ve seen, new career paths opened up, sometimes in roles or geographies people never imagined. At the same time, we recognize that change brings uncertainty. Our commitment is to communicate early and consistently so people know where they stand.

For shareholders, this combination is fundamentally about value creation, $600 million of identified cost synergies, superior margins, a stronger balance sheet with financial flexibility. For our customers, the merger brings a broader portfolio and deeper technical expertise and stronger local support, all reinforced by global scale and a shared focus on partnership and service. For our suppliers, we intend to build on existing strong relationships and use our combined reach to create new avenues for joint growth and innovation.

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And on sustainability and innovation, both companies have made real progress. We will continue pushing for practical, measurable improvements that help stakeholders meet their goals while strengthening our own long-term competitiveness. On those boards, that wraps up the presentation part of this meeting, and we’re now happy to take your questions. I’ll work with the moderator to dispatch them so you hear from all of us. Go ahead.

Operator

Thank you. We’ll now be conducting the question and answer session. If you would like to ask a question at this time, you may press star, one, from your telephone keypad, and a confirmation tone will indicate your line is in the question queue. You may press star, two, if you’d like to withdraw your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment please, while we poll for questions. Thank you.

Thank you. And the first question today comes from the line of Laurent Favre with BNP Paribas. Please proceed with questions.

Laurent Favre

Hi. Yes, thank you. And I guess, good afternoon, good morning, everyone. The first question is on synergies. And I was, I guess, wondering if you could talk about the range of scenarios around the 600 target? Can you help us understand how you derive the numbers in bottom up or top down? But also, I guess, importantly, what is the sensitivity of that number to what may happen with the antitrust review? So is it highly sensitive to areas where you do have overlaps, and therefore there’s risk around antitrust?

And then the second question, if I can. From a leadership standpoint, so you both arrived in the coatings industry at the same time, and I believe neither of you is particularly married to the industry. So can you help us understand the game plan on leadership post-closing and warm synergy capture as come through? Do you already have an agreement on who stays for how long and ultimately, who runs the show?

Greg Poux-Guillaume

Yeah. Thank you, Laurent. I’ll take the first question and Chris will take the second, on leadership. I’d like to start by saying that this is a merger between an American company and a Dutch company. And the first question is a French guy answering the question of a French guy, which feels strange, but we’ll go with that anyway. Synergies, the $600 million is something we worked on together. You know, Laurent, because you’ve been covering us for a long time, that AkzoNobel and Axalta have considered the opportunity of a merger multiple times in the past.

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Almost every time we had those discussions, we did a joint synergy study. When we reinitiated these discussions recently, we undertook another joint synergy study. So we’ve done a lot of work on this. The work has been bottom-up in the sense that we’ve got teams from both businesses, including people from the segments of both businesses that contributed to this analysis. So it’s solid and surprisingly granular for a merger of two listed company, a surprisingly granular plan and we feel confident, that this is something we can execute.

And Chris and I have done this before. Maarten de Vries, our CFO, also has been in similar situations, as has Carl. So there’s a team that knows how to deliver these things, and there’s enough granularity and bottom-up elements that we feel we can hang our hat on this.

And then your question on your question on antitrust. I mean, first of all, it’s too early to speculate on any potential remedies. You have to keep in mind, this is a really fragmented industry where there’s ample competition, but if you look at the synergy and you look at the breakdown that’s in the presentation, the SG&A synergies mostly are not significantly impacted by remedies. The manufacturing and supply chain synergies are linked to the businesses and procurement is a specific number linked to specific situations by commodity that we looked at. So rest assured that there’s a lot of work that went behind this, and these are numbers that we feel strongly we can deliver.

And then our leadership, Chris, you want to go ahead?

Chris Villavarayan

Sure, absolutely. And Laurent, thanks for the question. I think, to your point, Greg and I came into the business at the same time. Obviously, Greg, from my perspective, the way we looked at this is to have a balanced leadership, both from a board perspective as well as a leadership perspective. And when it came to the leadership perspective, specific to the CEO, obviously, Greg has been running a lot larger organization.

If you think about AkzoNobel with 33,000 employees and Axalta, I think Greg has spent the last two years learning that business. I’ve obviously spent my time learning this business. But what is complementary across the two businesses, we obviously have the three businesses when you look at Refinish, but Greg, on his side, also has aerospace, has Marine. There are more businesses, as well as DECO, and I believe that gives him the opportunity to also drive a strategic initiative here, and that is certainly the focus of the company going forward.

If you look at the seven end markets, obviously Greg has more, and that it made sense that this would be, probably makes sense for Greg to lead this. I’m supporting from, as I look forward, from the synergy standpoint, and as Greg pointed out, both of us are very, very good at this. Both our teams are exceptional. It’s built into our DNA. It’s something that, as you can see in our both our company’s performance. In the last two years, we’ve both done an exceptional job. And as Greg pointed out, we’re supremely confident in achieving this, even if we look at, as Greg pointed out on the materials bucket, that is about $6 billion, so there’s ample opportunity and we truly believe that this is something that we can execute and deliver on.

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Laurent Favre

Thank you.

Chris Villavarayan

You’re welcome.

Operator

Thank you.

Greg Poux-Guillaume

Next question.

Operator

The next question is from the line of Christopher Parkinson with Wolfe Research. Please proceed with your questions.

Harris Fein

Hi. This is Harris Fein on for Chris. Congratulations and thanks for taking my question. Just maybe if we could spend a minute thinking about the capital structure for the combined entity, will there be any incremental debt to fund the two and a half billion-euro special dividend? That’s my first question.

Greg Poux-Guillaume

Yeah, Maarten de Vries, the AkzoNobel CFO, who’s sitting next to me, will take that one, and Carl can jump in afterwards if he wants to add anything. Maarten?

Maarten de Vries

Yeah, so thanks for the question. If you look at the special dividend of two and a half billion, which is in fact a combination of the regular dividends in 2026 as well as special dividends, financing will be partly from available cash, but also from taking additional debt. But we don’t see any issue to be able to handle that.

Greg Poux-Guillaume

Carl, do you want to add anything?

Carl Anderson

Yeah, thanks, Greg. Good morning, Harris. Yeah, as Maarten outlined, I think the combined companies and the focus and the strategy of ensuring we’re investment grade is will be the number one objective as we move forward. So with the amount of free cash flow generation here over the next 12 months plus, and as Maarten articulated, we feel very comfortable with being able to deliver on the target range of leverage as we move forward.

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Greg Poux-Guillaume

Thank you. And I’d add to that, keep in mind that we, AkzoNobel, we just sold our Indian businesses. We got 900 million euros of net proceeds. The deal is closing; I don’t want to put pressure on our team, but like next week or the week after. And we suspended the share buyback that we had planned associated to those proceeds. So the combination of the proceeds from the Indian disposal, the additional free cash flow will generate from now to closing. We see no issue with that special dividend. Next part of your question, Harris?

Harris Fein

Understood. Yep. And you mentioned a few times broader scale and commercial reach. Just curious if you’re contemplating any potential for revenue synergies on either regional or a customer basis as part of the combination. It’d be good to hear your thoughts on the potential there.

Greg Poux-Guillaume

Yeah. Chris and I share the view — and I’ll start and Chris will jump in. Chris and I share the view that there are significant revenue synergies associated to this transaction. We’ll have unrivaled global coverage. We’ve got synergetic product ranges. There’s all sorts of things that we can do, but neither of us is of the belief that you should bake these things in to the shareholder presentation as you announce a merger like this. We want to hang our hat on stuff which is mechanical. The cost synergies are mechanical. These are things that we will extract regardless of what happens in the market and the revenue synergies are the cherry on top.

Chris, you want to add anything?

Chris Villavarayan

Yeah, no, that’s perfect. I think, well said, Greg. For us, there’s, obviously when we look at geographical scale and what we can do from the end markets, we have teams that are complementary in many regions, that can carry other product lines or adjacencies. So there’s probably significant upside on revenue synergies, but as Greg pointed out, we don’t have any of that baked in our models here.

Greg Poux-Guillaume

Thanks. Next question.

Operator

Thank you. The next question comes from the line of James Hooper with Bernstein. Please proceed with your questions.

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James Hooper

Congratulations, guys. I’ve just got a couple more from me. The first question is simple one, why now? Obviously, they’ve been on and off this merger for 10 years or so in various management teams. And then the second question is a bit more going into the sort of cost synergy side of things. I think, Greg, you spoke on Bloomberg TV this morning about US governance and keeping the domicile. And you mentioned that there wasn’t so many — sort of the SG&A synergies will be independent of antitrust. So to what extent is this, when you were underwriting the synergies, is this just a kind of continuation of cost cutting that you’ve already been doing, and this is just a kind of logical extension with perhaps a different domicile? Thank you.

Greg Poux-Guillaume

Yeah. Thanks, James. I’ll take both questions, although I’ll ping the why now question also, back to Chris, so you can check whether we have the same answer. The first part, I mean, I’ll start with your second question, the cost synergies. I think you’re talking about two different things. You’re talking about the cost synergies and you’re talking about the governance issues. The governance issues are, we’re making this as much of a US company as you can be while being Dutch domiciled.

Dutch domicile is attractive. Companies that want to domicile in Europe usually they look either at the Netherlands or Ireland and our friends at Axalta can attest to that. But at the same time, the coating space is led by US investors. If you take Akzo today, 62% of our shares are in US hands. So US listing really makes a lot of sense. And to make this a US company, we have to make it as close to the governance of a US company as we can be, and some of that means having a one-tier board system rather than the historical Dutch two-tier board system.

And it also means dismantling the shifting that investors intensely dislike, this foundation that sits at the top of the company that some of you guys see as a poison pill or anti-capitalistic. So all of that is going away. It’s a one-tier board system. It pretty much a US company as an entity. And we think there’s a lot of value to that, including in how that company is going to be re rated.

Now your question on the cost synergies, the cost synergies are, as I said, they’re solid, the 600 million. I mean, some of them clearly would be impacted by potential remedies, but my point has been that a lot of the synergies that you see on that page that details them, are not directly correlated to whether we have to sell anything. The corporate stuff, for example, is regardless of whether the scope is adjusted a little bit or not, the corporate stuff is going to happen, and there’s only going to be one team, and there’s only going to be one overhead structure.

So the procurement stuff is also largely going to happen and adjusted for a little bit of scope potentially. But once again, it’s too early to speculate on that. The important part of your question, is this more of the same? And the answer is it isn’t, because if you look at what Akzo is doing, whether it’s on our industrial transformation or on our functional cuts, the functional cuts are essentially already done. There’s going to be a little bit more in 2026 because why stop now.

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And the industrial transformation, the factory rationalization, we said that program would be fully completed at the end of 2026. So essentially, as the transaction closes, we will have delivered on the things that we committed to as AkzoNobel, and the cost synergies that you’re seeing are really the consequence of putting the two companies together and using the best of both worlds and relying on maximizing the value out of the assets that we have and getting rid of these surplus accesses. So it’s really straightforward. It’s an addition, it’s not a substitution.

Chris, you want to give flavor on why now?

Chris Villavarayan

Sure, absolutely. I think, James, simply put, and you asked the question on, hey, over the last 10 years, I personally believe, or I truly believe, there is no better platform. I think these two portfolios were meant to be together for the last 10 years. And I think if you look at the compelling ability to create value, when you look at the synergies, you look at the rerate potential, this was a deal that needed to happen.

The strategic rationale and the breadth of the portfolio that this brings together is, bar none, better than most that’s out there, or in my perspective, better than all that’s out there. And as I look at this going forward, the reason that this happened was both of us were able to work together to make this balanced and really start, both of us coming in new into the business, I think helped and really pulled it together. And it’s also a true complement to both boards of coming together and making this possible. I think right now, it was just the perfect time because we had the right mindset from a board perspective and a leadership perspective.

James Hooper

Thanks, Chris, very much.

Greg Poux-Guillaume

Next question.

Operator

Yes. The next question may be coming from the line of Matthew Deyoe with Bank of America. Please proceed with your questions.

Matthew Deyoe

Good morning, everyone. Chris, US investors would probably say size of sales is not an indication of value, and you’ve clearly done an excellent job lifting margins. So with that in mind, my first question is, what even is a Deputy CEO? And how will the two of you come to a conclusion if you fundamentally disagree on a solution?

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Chris Villavarayan

Well, I think what Greg and I have worked on is what each of us are going to take as our responsibilities going forward. What I’m going to be focused on is really putting together and driving the synergy book, and really driving the $600 million and coming up with the story and the implementation plans and have it ready to go on day one, and it’s something that we’re going to work together. Obviously, to James’s question, previous question on why now, we were able to work together to get this deal done. So I believe that we will certainly work together to develop and come up with the strategies around the synergy savings.

As I’ve said in the previous questions, it is built into both our DNAs. I think we’re exceptional, not only from our perspective, but from our team’s perspective on driving cost. And so I think, as Greg pointed out in the last question, I think we know the exact buckets. We know the work we need to do. We will certainly develop the strategy. I’ll help them put that together. And so the focus is on accomplishing that. And it’s truly in both our benefits, so I don’t think that there’s going to be an issue, that we’re going to have too many disagreements on that side. In fact, I think, knowing Greg and I, we’ll be pushing to the higher numbers.

Greg Poux-Guillaume

Chris and I are aligned. We speak the same language, and you know, Matthew, we don’t know each other well, but I don’t want to leave you with the impression that Maarten and I at Akzo don’t know what a US investor is. I led the disposal of Alstom to GE and the integration of the Alstom businesses into GE, and Maarten led the disposal of TNT to FedEx and the integration. So we’ve done this before, and we’ll do our best to speak proper English and make sure you guys understand us, but we understand what the challenge is and what the opportunity is.

Matthew Deyoe

Yeah, Greg, I didn’t mean to cast aside on you, just more [inaudible] —

Greg Poux-Guillaume

No, I’m kidding. I’m kidding, Matthew.

Matthew Deyoe

— with Chris. But look, no, I appreciate your answer. And I also appreciate you want to hang your hat on what’s mechanical, but I think both sides of the pond are pretty frustrated by a lack of organic growth across both franchises. And I know there’s a lot of macro to blame here, but also creating a more diversified organization doesn’t really mean higher value or growth. So like, as you sat in your offices, kind of pontificating sales synergies, what did you come up with? Maybe you can expand a little bit, or is it really just too premature? It would be helpful to kind of —

Chris Villavarayan

Hey, Greg, you want to take that and I’ll follow up after you?

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Greg Poux-Guillaume

Yeah, sure. I’ll start. And Matthew, it’s a really fair question. If you look at this industry, the last few years have been really challenging for growth. The market’s gone sideways at best. It doesn’t mean that this is a long-term trend, because if you look at many of our end markets, the coatings demand is still below 2019 levels. So at some point there’s going to be some type of recovery, but there’s been areas that have been, at times, a little bit difficult. You know, refinish has been difficult this year, for example, but these things come and go.

What we see is we see the strength of the combined portfolio. We see the value of the combined geographical coverage. Akzo, if you look at our coverage pre-merger, we are actually under index in the US. The US is only about 13% of our sales, but we do 30% of our sales in Asia, if you plug in the Axalta, the really remodel in the US, which has demonstrated value and impact, and you take that model and you plug in the Akzo products and the Akzo businesses and you do the same with the Akzo platform in Asia and Europe for the exalted products, you can see that you can push harder and faster. So we’re very comfortable that the combination of the product complementarity and the strength and geographical coverage will lead to growth above and beyond the market.

Chris?

Chris Villavarayan

Yeah, and just very little to add. So I think what Greg has walked you through is how we will approach the market. And then just two data points on how we will support it, which both companies coming together, what I mean by being stronger is think about the ability of investing $400 million in R&D. We can certainly drive growth aspects of the business because of the fire potential we have in M&A, and then also in terms of capital and what we can deploy with our free cash flow. We believe we’ve built a company that will really be able to drive focused growth in areas we want to really drive growth in in the future.

Matthew Deyoe

OK.

Greg Poux-Guillaume

Matthew, did we answer your question?

Operator

Thank you.

Greg Poux-Guillaume

Thanks. Next question.

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Operator

Our next question is from the line of Chetan Udeshi with JP Morgan. Please proceed with your questions.

Chetan Udeshi

Yeah, hi. Thanks for taking my two questions. The first one is, what is the role of the decorative paints business within the broader or combined co? I remember, Greg, you alluded to this question on your third quarter results call, that there are no real synergies between decorative paints and industrial coatings. And if you were able to scale your industrial coatings business with something, which seems to be this, then the eventual exit from decorative paints is not unfeasible.

And the related question is, if you were to sell your decorative paints business, would that have any impact on your synergy number? And the second question is a bit more cynical one. You know, typically, we see these sort of mergers and all of the existing restructuring activities sometimes get lost. And we are aware, and I’m sure we all track Akzo’s own industrial efficient efficiency program. So are you still committed to delivering on the upside from that program, or do we somehow miss that as part of this transaction in the next 12 to 18 months? Thank you.

Greg Poux-Guillaume

Thanks, Chetan. Thanks, Chetan. I appreciate your self-described cynical question, and I’ll answer your various points. On the existing cost actions, as I said earlier, our functional actions that we committed to, we initially said 150 of savings, and then we raised it to 175, and as we explained, all that, 175 is already implemented. So you haven’t seen all of it in the P&L, because you got carry over into next year, but at the end of 2026 — on ‘26, you’re going to see the full run rate of that 175 million of cost synergies on the functions.

And then on the industrial side, we said 350 million.

Maarten de Vries

300 million.

Greg Poux-Guillaume

300 million. See, I’m already raising the bar. We said 300 million, and we said it was a three-year program, and we said all the actions would be implemented by the end of ‘26 and we also gave clear milestones of how much of that you’d see in our P&L. It’s all in our Q4 presentation. So we’re committed to those. It’s all going to be visible. It’s all going to be fully pursued. And by the way, the deal closes late ‘26 early ‘27, and by that time, the actions on Akzo’s side will be completed, and they’ll be measurable. So rest assured that we’re fully committed and we will deliver.

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And then your question on DECO, what we’ve been doing on deco in Akzo is that we’re the market leader in Europe, we’re the market leader in Latin America, we have a mixed bag of businesses in Asia and DECO, and we have a few countries in which we have a leadership position, and then we have a bunch of countries in which we’re a follower. And DECO is fundamentally a local business, which means that you can sell, or you can manage these businesses independently from each other. So we’re fully committed to realizing value from our DECO Asia assets wherever we don’t have a leadership position.

And we’ve made that commitment. We started delivering on that commitment by selling India for 25 times EBITDA. AS I said, the deal is closing in the next couple of weeks, and as part of this merger, we’ve agreed with Axalta that we will continue monetizing these DECO Asia assets between signing and closing. So we’re not stopping anything. I think it’s known by the market that we’re in the process of selling Pakistan and there’s more to come. So that doesn’t change, that continues.

And finally, the synergies are not on DECO, obviously, because the Axalta portfolio doesn’t have any DECO. And therefore, if I had any synergies on DECO, I’d be contradicting myself from earlier on, which is to tell you that this isn’t another cost program at Akzo. This is synergies from combining the operations of AkzoNobel and Axalta. And once again, if you think back to all. The stuff that we’re doing currently at EXO, a lot of it actually impacts the deco side. So you’re not at risk of seeing the buckets commingled and things get lost in the fray.

Did I answer your question, Chetan?

Chetan Udeshi

Yes, very well. Thank you, Greg.

Greg Poux-Guillaume

Thank you.

Operator

The next question is from the line of Ghansham Panjabi with Baird. Please proceed with your questions.

Ghansham Panjabi

Yeah. Hi, guys. Good morning. Congrats again. So I guess on a pro forma basis, how should we think about the portfolio split between end market dynamics that are cyclical, versus those that have secular tailwinds associated with them? Obviously, from a public market standpoint, one is worth just much more from a valuation standpoint than the other. And then related to that, I would love to hear of your individual thoughts on whether you think the auto refinish volume challenges in the industry are secular or cyclical.

Greg Poux-Guillaume

Ah, Chris, you want to take the secular or cyclical question?

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Chris Villavarayan

Sure. Hey, Ghansham, thanks for calling in. Obviously, we look at it as cyclical, and we’ve positioned it — and as we look at how the years played out, and especially how we look at Q1 and Q2, we certainly believe the market will return to what we would define as more normal in the refinished space by the end of Q1 into Q2. Specific to us, obviously, there was two issues that was driving our market. One is that the normal decline that we saw, or the decline that we saw in the refinished space driven both by insurance rates, and obviously, let’s call it consumer preference or consumer confidence. And the second one was a specific issue with the stocking specific to one of our distributors acquiring another one. And let’s call it, the consolidation there led to what we saw.

We do believe that that destocking element will play out by the end of Q1. And on top of that, the other element of this is we certainly are seeing a little bit more market stability. I mean, I think you’ve seen some recent announcements where you can also see that Q4 is starting to balance out a bit. So again, we do believe that this market will recover specific to refinish.

Greg Poux-Guillaume

Thanks, Chris, and I’ll jump in, Ghansham. We’re also active in vehicle refinish. We’re much smaller than Axalta, but we concur with Chris’s and Axalta’s view. We’re not smart enough to pick the bottom. But frankly, this deal is not about picking the bottom of anything. We’re both exposed to the same macros, and we both have the conviction that refinish is going to rebound and is in a cyclical downturn. So on that, we’re very much aligned.

And then your question on the portfolio in general, it’s a mixed bag. I mean, you got businesses that are more naturally cyclical, like Marine. Shipbuilding has a cyclical element, but when you say Marine and protective, protective is a lot of infrastructure, which is a lot less cyclical. If you take auto, there’s some cyclicality involved. If you take arrow, the order books are full for years to come. So whether you believe it’s cyclical or not, you’re not going to see that cycle in the next five years, probably, especially if you listen to the stuff from the Qatar air show today.

And then if you take a business like powder, powder is multiple end markets. There’s a liquid to powder conversion. It’s really not cyclical packaging, which is beverage cans, and is not very cyclical. And DECO, which we talked about earlier, DECO is not very cyclical. DECO is linked to consumer confidence, so it breathes in and out based on whether people feel good about their prospects or not. But it really has nothing to do with industrial cycles.

At the end of the day, when you buy into coatings business, what you’re buying is the end market diversification. You’re buying a portfolio of things that may have an element of cyclicality, but that taken together, are a lot less volatile because these are not the same cycles. Or some of those businesses, like DECO, don’t really have a cycle. So hopefully that answers your question, Ghansham.

Ghansham Panjabi

Yes, it does. Thank you very much.

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Greg Poux-Guillaume

Thank you.

Operator

The next question is from the line of Georgina Fraser with Goldman Sachs. Please proceed with your questions.

Georgina Fraser

Hi. Thank you for taking my questions. First one for Greg, and it’s just a query around interim leadership at Akzo. Is Frederick Weston out of a job? And second question for Chris. You mentioned rerate potential. Could you talk about what you would see driving that? I’m not seeing any peers trading at a premium, so just wondering what you think would be the driver. And then final question for both of you. Timing wise, it seems like the stars are really aligned for this long-time proposed transaction. Are you sensing the industry consolidation in general is back on the minds of your competitors as well? Thank you.

Greg Poux-Guillaume

Thanks, Georgina. I’ll take the Greg question. Chris will take the Chris question, and then we’ll take the timing question together. So your question is, is Frederick Weston out of a job? I mean, Frederick Weston is not in the company yet. He’s joining first of January. As you can imagine, I let him know ahead of time that this transaction was in discussions. We did that in all confidentiality. He also understands that were the transaction to happen, were to happen, he wouldn’t be the CFO post-closing.

So all of that is things that he’s aware of, and has been aware of longer than you guys have, for obvious reasons, and we still would very much like Frederick to join, but we also understand that he’s got questions to ask himself, and our job is to answer those questions and to find the best arrangements to make it work. So I don’t really have an answer for you. What I can tell you is that I’ve got Maarten de Vries sitting next to me, and I keep saying that Maarten is retiring, which pisses him off, because Maarten is a very young 63 and is not looking to stop anytime soon, at least he has all the energy in the world to do that. And Maarten also is incredibly loyal and dedicated to Akzo. So regardless of what happens, we have people mining the till and we’ll make sure that we have the best leadership team for AkzoNobel in this period between signing and closing, which is going to be a period of a lot of activity.

Ben Noteboom

But today, we expect him to start January.

Greg Poux-Guillaume

But yes, but at this point, as Ben rightly points out, we expect him to start on the first of January. And once again, the realization of this deal is from today, so give us a little bit of time to work that out with him. But we have our fingers crossed.

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Chris, you want to take the rerating question?

Chris Villavarayan

Sure, absolutely. Thanks for the question. Georgina. From my perspective, Axalta has three primary end markets. Akzo has about five, and the combined company now has seven. And if you put it in perspective with our peer set, I think the closest one would be PPG, and we see them trading at, obviously, a higher multiple than both of us. I don’t normally do comparisons with our competitors, but I do believe that we have significant upside from a rerate potential, because the combined company, not only from a revenue perspective, but an enterprise value perspective of getting — I believe we can get on the S&P 500. The margin profile is significantly higher than most of our peers. And then the fact that we have $3.3 billion of EBITDA and $1.5 billion of free cash flow, I think all of that strength gives us an incredible opportunity to be able to rewrite to the right spot, and I believe there’s upside on the rerate potential for us.

Greg Poux-Guillaume

Thanks, Chris. And the consolidation question, Georgina, look, the market was closed for a while. Until sometime last year, the debt market was closed, and then the debt market reopened. But the world was a complicated place, conflicts in different places than the tariffs. I think it made everybody really cautious. And also, you have to keep in mind that this is an industry where you take all the top companies, Sherwin, PPG, Akzo, Axalta, I could list a few others, there isn’t a single CEO that’s been in the job for more than three years.

I’m actually the elder statesman, if you can believe that, of the people that have listed. So the combination of the market turmoil, the closed debt market, and new CEOs finding their marks, I think put consolidation on hold for a while, but you saw recently the BASF coating deal. Now you could say, well, there were no trade buyers, but that was a complicated portfolio for trade buyer. Now, Chris and I are talking to you today about consolidation, and I’m pretty sure from the from the vibes I pick up from industry discussions, that there are people asking themselves questions too. Because at the end of the day, the coatings market is still fragmented, and there’s value to scale, and this industry would benefit from further consolidation. But at the end of the day, Chris, are doing our part, and then everything else is somebody else’s question to answer.

Chris, you want to add anything?

Chris Villavarayan

Yeah, I love the example, Greg, of using BASF. And Georgina, if you we were to use, from our perspective, the multiple that we believe that deal went through on, as well as the synergy potential of that deal and the margin, we believe we have incremental upside and a great potential in the deal that we are here announcing today.

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Greg Poux-Guillaume

And Chris, if you believe, as I do, that Carlyle is a shrewd investor, and you know that they paid what, 12 times EBITDA for BASF coatings, I’m getting a hell of a deal. I don’t want you to start renegotiating.

Chris Villavarayan

It’s not too late, no.

Operator

Thank you. Our last question from the line of Alexey Yefremov with KeyBanc Capital Markets. Please proceed with your questions.

Ryan

Thanks and good morning, everyone. This is Ryan [inaudible] subbing in for Alexey this morning. Congratulations on the announcement. So just two questions from me. I guess the first one would just kind of be on the margin profile of the two businesses. If I think about Akzo, historically, EBITDA margins are pretty far below where Axalta has been. But when you kind of include the synergies, we’re talking about something in the 20% range. So just when I think about where the synergies will be driven between the two businesses of DECO and performance coatings, wondering if maybe one has more opportunity than the other? And then secondly, just on refinish, I was hoping maybe you could talk about where some of the overlaps are between Axalta and Akzo. And maybe just, does Akzo play more in mainstream, premium economy segments, kind of other refinish market? Thank you very much.

Greg Poux-Guillaume

Thanks, Ryan. I’ll say a word on refinish. The overlaps, we’re both active. Axalta is a much bigger business and refinish. I think it’s premature for us to talk about where things overlap and where they don’t, because we’re in the process of getting ready for regulatory filing. So let us handle all that diligently before we start answering those questions. If Chris wants to add anything to this, he’ll do that after I tackle your synergy question. The margin profile of Akzo — Akzo and Axalta are not in the same businesses. I mean, we have some overlaps, but there’s a weighted average dimension to this.

Vehicle refinish is a very profitable business. I’m not going to give you the profitability profile of all the businesses individually, but we as Akzo have a margin commitment of north of 16% EBITDA by 2027. So we’re ramping up in terms of value extraction from these businesses. The synergies between Axalto — Axalto, maybe I’m picking a new name, Axalta, and Akzo are on top of that. And clearly, the synergies are on the coating side. DECO doesn’t really benefit from this transaction at all.

Did I answer your question, Ryan? And — yeah, did I answer your question?

Ryan

Yes. Thank you.

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Greg Poux-Guillaume

And Chris, do you want to answer the VR question in more legalistic way than I did? I don’t think this is something we should tackle now, but have a go.

Chris Villavarayan

No, I completely agree. I think, certainly, we’re filing in many jurisdictions and we need to see how that plays out.

Greg Poux-Guillaume

All right. Next question.

Operator

Next question is from the line of John Roberts with Mizuho. Please proceed with your question.

John Roberts

Thank you. Axalta was speculated to have had discussions with Nippon. EPG tried to acquire Akzo. Even Irwin doesn’t really have any trust here with Akzo. How widely did you explore other combinations to both companies?

Greg Poux-Guillaume

We didn’t. We’ve known for a long time that AkzoNobel and Axalta are a really good fit. First time that was tried was 2017. Hopefully this is the last time, because we’ll get it across the finish line. And I can guarantee you, although I won’t give you the exact dates, that there were multiple other attempts in between. So the industrial logic has always been very clear, I think, certainly to both companies, but also to most observers. We weren’t shopping the business around. We were really trying to build something stronger for the future and I think we’re doing that.

Is your question an interloper question, or what’s your question exactly, John?

John Roberts

No, we could have created two large leaders here, I guess, existing combinations that might have occurred out there.

Greg Poux-Guillaume

Yeah. I mean, I’ll answer the PPG question because you’ve asked it. I wasn’t around at the time, but PPG and AkzoNobel, it’s pretty massive overlap from a social and regulatory perspective, really complicated. The logic of 2017 hasn’t really changed. It doesn’t mean that it couldn’t work, but it means that it’s much heavier lifting that what we’re trying to do today. Today, we have a clear path to value creation, and I think this clear path has a lot of value in a world where there’s a lot of macro uncertainty. I think it’s exciting to have two businesses that come together and that tell you we’re going to deliver pretty much $6 billion of value through synergies over next three years, come rain or shine.

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Chris, you want to add anything or talk about Nippon?

Chris Villavarayan

No, I think similar to you, obviously, I wasn’t here when that happened. I think coming in and much like Greg and I, both of us looked at our, you know, plan of what we could do standalone with our companies. We probably looked at what other opportunities were there to really drive value and create value for our shareholders and our stakeholders. And as I said previously, I believe that there is no better platform. I think these portfolios were always meant to be together. They’re absolutely complimentary, and they create a powerhouse. And certainly, it just made sense for both of us to get back together at this

John Roberts

OK. Congrats to you both.

Greg Poux-Guillaume

I think this is the last question.

Operator

Thank you. Yes. This concludes our Q&A session. Sir, please go ahead.

Greg Poux-Guillaume

If you’ll allow me, I’ll wrap up quickly. This is an exciting day for both AkzoNobel and Axalta. As you can tell from this conference call, it’s a really fluid discussion between the two teams. We’ve worked a lot together on this. Our predecessors have also worked on it. So this has been a long time coming, and we think this is exciting for all stakeholders, particularly shareholders.

We believe in the mechanical value creation of the synergies, and we believe we can get this across the finish line by the end of ‘26 to early ‘27. It’s a unique opportunity for our companies. And once again, we were able to put this together, because both companies felt good about where they were. Both companies felt that they had further upside. And no premium merger is hard to pull off, but we feel we got the components in place, including the 2.5 billion special dividend for those of you who forgot to plug it into your model, you know who you are.

And look, this is an exciting time. We hope you share our excitement, and we look forward to spending more time socializing this opportunity with you over the next few months, knowing that there’s going to be a shareholder vote on both sides that’s going to come towards the middle of the year. So on those words, thanks again. Thank you for your time, and we’ll talk to you soon.

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Operator

Thank you. This will conclude today’s conference. You may disconnect your lines at this time and we thank you for your participation.

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General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

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In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration

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statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

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This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in

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connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “is confident,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest,

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pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.

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AkzoNobel Contacts

Investor Contact

Kenny Chae

+31 (0)88 - 969 0139

investor.relations@akzonobel.com

Media Contact

Diana Abrahams

+31 (0)88 - 969 7833

media.relations@akzonobel.com

Axalta Contacts

Investor Contact

Colleen Lubic

+1 (610) 999-9407

investor-relations@axalta.com

Media Contact

Patricia Morschel

+1 (302) 290-3906

media-relations@axalta.com

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